Exhibit 21

RAVEN INDUSTRIES, INC.
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Aerostar International, Inc.	South Dakota, USA

Aerostar Integrated Systems, LLC (a)	Delaware, USA

Raven Industries Australia Pty Ltd	Victoria, Australia

Raven Industries Canada, Inc.	Nova Scotia, Canada

Raven Industries GmbH	Solothurn, Switzerland

Raven Do Brazil Participacoes E Servicos Technicos LTDA	Sao Paulo, Brazil

Raven International Holding Company B.V.	Amsterdam, Netherlands

Navtronics BVBA	Geel, Belguim

SBG Innovatie BV	Middenmeer, Netherlands

Vista Research, Inc.	California, USA

(a) 75% owned

Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2015 under Rule 1-02(w) of Regulation S-X.